First Midwest Bancorp, Inc.

Keefe, Bruyette & Woods

Investment Conference

July 28, 2009

Forward Looking Statements

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

First Midwest Presentation Index

→ Who We Are

→ Credit Quality

→ Capital Position

→ Core Profitability

→ Why First Midwest



Who We Are

A Premier Community Bank

A Premier Bank	Premier Bank For Commercial	Premier Bank For Retail
→ $7.8 billion assets → $5.8 billion deposits -66% core transactional -90% Suburban Chicago → $5.3 billion loans → $3.6 billion trust/investment aum	→ Seven business lines → 25,000 commercial → 1,600 trust relationships → 200 relationship managers → Tenured sales force and market presence	→ 225,000 retail relationships → 1,000 bankers → 95 offices → 8th largest distribution network in MSA → 13th in Chicago MSA Market Share

Source: Commercial and retail relationships obtained from Harte Hanks Marketing Customer Information System as of 3/31/09


McHenry
Lake
Lake Michigan
IOWA
Kane
DuPage
Cook
Scott
Kendall
Island
LaSalle
Will
Lake
Grundy
Knox
ILLINOIS
INDIANA
Vermilion
Champaign

90% Suburban Chicago



Credit Quality

Loan Portfolio - $5.3 Billion (1)



Agricultural
4%
Commercial
27%
1-4 Family
3%
Consumer
10%
Commercial
Real
Estate
56%
Other Commercial
15%
Multifamily
6%
Industrial
9%
Retail
5%
Office
7%
Residential
Construction
8%
Commercial
Land
2%
Commercial
Construction
4%

Total Consumer – 13%

- Home Equity Dominated
- No Subprime Loans
- No Credit Card
- Conservative Underwriting

Corporate – 87%

- Diversified, Granular
- ~ 95% in Market
- Strong Underwriting

(1) As of 2Q09

Construction And Development [1]

Dollars In Millions	Construction		
	Residential	Commercial	Combined
Raw Land	$ 79	$ 52	$ 131
Developed Land	171	$ 94	265
Structures	193	$ 178	371
Total	$ **443**	$ **324**	$ **767**
Non-performing Loans (Includes > 90 Day)	$ 127	$ 3	$ 130
NPLs As % Of Loan Category	29%	1%	17%

- Performing Commercial Construction Portfolio
- Residential NPL % Impacted By Continuing Illiquid Residential Real Estate Market
- Substantial Reserves
- Current Valuations

Credit Quality



(Non Accrual + 90 Day) / Total Loans



Loan Loss Reserve & Net Charge-offs

	3Q08	4Q08	1Q09	2Q09
Loan Loss Reserve / Loans	1.34%	1.75%	2.15%	2.40%
LLR / (Non Accrual + 90 Day)	77%	57%	45%	52%
Non Accrual + 90 Day / Total Loans	1.74%	3.07%	4.78%	4.60%

10

Better Control Over Problem Debt



☐ Improved Delinquencies
☐ Better Positioned To Reduce Problem Debts

(1)   Includes accruing and non-accruing Troubled Debt Restructures (TDRs)

Credit Focus

- Early Identification And Remediation

- Expanded Resources

- Problem Resolution Strategies
  - Restructure
  - Accelerate Control

- Varied Liquidation Strategies



Capital Position

Solid Capital Ratios



- ➔ Substantially Exceed "Well Capitalized" [1]

- ➔ Built Capital Ratios Through Operating Performance, De-leveraging Securities, And Issue Of Preferred Stock

(1)   "Well Capitalized" minimum ratios (- - -) are currently 6% for Tier 1, 10% for Total Capital, and 4% for Tier 1 Common (applied to Supervisory Capital Assessment Program tests on top 19 US banks)

Excess Regulatory Capital

Amounts In Millions		Tier 1 Capital	Total Capital	Tier 1 Common
Balance at 2Q09		$ 784	$ 964	$ 466
Well Capitalized Minimum	(1)	380	634	253
Excess		$ 404	$ 330	$ 213
Pre-tax Equivalent	(2)	$ 662	$ 541	$ 349
Pre-tax Equivalent ex. Pref.	(3)	$ 346	$ 225	$ 349

(1)   "Well Capitalized" minimum ratios are currently 6% for Tier 1, 10% for Total Capital, and 4% for Tier 1 Common (applied to Supervisory Capital Assessment Program tests on top 19 US banks)

(2)   Excess over "Well Capitalized" grossed up using 39% marginal tax rate

(3)   Represents the Pre-tax equivalent, excluding the $193 million in regulatory capital received by FMBI through the sale of preferred shares to the US Treasury as part of its Capital Purchase Plan



Core Profitability

Operating Leverage *– Most Recent Quarter '09* (4)
Well Above Peers

	First Midwest	Metro Peers(1)	Chicago Peers(2)
PTPP Return on Average Assets(3)	1.98%	1.46%	1.03%
	 **Almost Double**		
Core Drivers:			
Net Interest Margin	3.64%	3.36%	2.65%
Efficiency	51%	65%	68%

Greater Ability To Organically Generate Capital

Data represents the peer median core performance as reported by SNL Financial

(1)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, UCBH, VLY, WTNY, and WTFC
(2)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC
(3)   Pre-tax, Pre-provision Operating Income (PTPP) excludes taxes, provision for loan losses, and market related security gains (losses) from reported quarter; PTPP is computed on a fully tax equivalent basis
(4)   As of 1Q09

Consistently Outperform Peers [2] [3]



Net Interest Margin



Efficiency

(1)   Excludes special FDIC assessment and market value adjustment on deferred compensation for 2Q09
(2)   The Metro Peers consist of AMFI, BOKF, CBSH, CFR, FCF, FULT, MBFI, ONB, SUSQ, UCBH, VLY, WTNY, and WTFC
(3)   The Chicago Peers consist of AMFI, MBFI, MBHI, OSBC, TAYC, and WTFC

2nd Quarter Performance

	-------- 2nd Quarter --------		
	2009	**2008**	**Change**
Income Statement (in thousands):			
Reported Earnings	$ 2,663	$ 26,997	$ (24,334)
Pre-tax, Pre-provision Earnings [1]	$ 29,417	$ 37,422	$ (8,005)
Performance Metrics:			
Return on Avg. Assets	0.13%	1.33%	-1.20%
Net Interest Margin	3.53%	3.58%	-0.05%
Efficiency Ratio [2]	56.20%	51.67%	4.53%
Loans Outstanding (in millions)	$ 5,322	$ 5,182	2.70%
Avg. Core Transactional Deposits (in millions)	$ 3,737	$ 3,649	2.41%

(1)   Pre-Tax, Pre-Provision Earnings excludes taxes, provision for loan losses, and market related security gains (losses) from the reported quarter and the special FDIC assessment levied in second quarter 2009

(2)   The Efficiency Ratio for second quarter 2009 has been adjusted to exclude the impact of the special FDIC assessment

Excess Regulatory Capital + Operating Leverage

Amounts In Millions		Tier 1 Capital	Total Capital	Tier 1 Common
Balance at 2Q09		$ 784	$ 964	$ 466
Well Capitalized Minimum	(1)	380	634	253
Excess		$ 404	$ 330	$ 213
Pre-tax Equivalent	(2)	$ 662	$ 541	$ 349
Pre-tax Equivalent ex. Pref.	(3)	$ 346	$ 225	$ 349
Pre-Tax, Pre-Provision	(4)	**$ 120**	**$ 120**	**$ 120**

(1) "Well Capitalized" minimum ratios are currently 6% for Tier 1, 10% for Total Capital, and 4% for Tier 1 Common (applied to Supervisory Capital Assessment Program tests on top 19 US banks)

(2) Excess over "Well Capitalized" grossed up using 39% marginal tax rate

(3) Represents the pre-tax equivalent, excluding the $193 million in regulatory capital received by FMBI through the sale of preferred shares to the US Treasury as part of its Capital Purchase Plan

(4) Annualized 2Q09 Pre-Tax, Pre-Provision Operating Income (PTPP) excludes taxes, provision for loan losses, and market related security gains (losses)



Why First Midwest

Why First Midwest

- **Strong Franchise**

- **Navigating Reality Of Cycle**
  - Proactive Remediation Of Credit
  - Solid Capital
  - Leveraging Operating Performance

- **Strengthening Core Business**
  - Relationship-Based Lending
  - Core Deposit Expansion
  - Able To Benefit From Market Disruption

- **Well Positioned For Recovery**